1900 Campus Commons Drive, Suite 200 Reston, VA 20191 (571) 325-2963 www.streetshares.com

August 13, 2019

Via Edgar Correspondence

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Washington, DC 20549

Attention: Ms. Jessica Livingston and Ms. Erin Purnell
Office of Financial Services

Re:	StreetShares, Inc. Amendment No. 3 to Offering Statement on Form 1-A File No. 024-10944 Filed August 7, 2019
CIK No. 0001607838

Dear Ms. Livingston and Ms. Purnell:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, StreetShares, Inc. (the “Company”), hereby requests acceleration of the qualification date of the above-referenced offering statement to 5:00 p.m., Eastern Time, Wednesday, August 14, 2019, or as soon thereafter as is practicable.

The Company also wishes to advise the Staff that it acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark L. Rockefeller
Mark L. Rockefeller
Chief Executive Officer of StreetShares, Inc.

cc:	Lauren Friend McKelvey, General Counsel of StreetShares, Inc. Brian S. Korn, Manatt, Phelps & Phillips, LLP, Counsel for StreetShares, Inc.